02047001

PE
9/3/02

26 August, 2002

RECEIVED
SEC MAIL PROCESSING SECTION
SEP 04 2002
WASH, D.C. 165

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aktiebolaget SKF
(publ)

....
Lars G Malmer

....
Tore Bertilsson

PROCESSED
SEP 24 2002
P THOMSON FINANCIAL

Aktiebolaget SKF
(publ)
EU VAT no. SE556007349501

Postal address:
SE-415 50 GÖTEBORG
Sweden

Tel. +46 · 31 · 337 10 00
Fax +46 · 31 · 337 28 32

File Number: 0-13722

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street. N.W.
Washington, D.C. 20549

Report of Foreign Issuer
Persuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

SKF hub bearing units selected for all-new 2004 Chrysler Pacifica

SKF sold steel unit in the United States

Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

SE-415 50 Göteborg, Sweden
(Address of principal executive offices)

Press release

SKF sold steel unit in the United States

SKF has sold its steel ring manufacturing unit Ovako Ajax Inc in York, South Carolina, USA, to eXpert Forge & Machine of Delaware Inc. Ovako Ajax has 60 employees and yearly external sales of SEK 180 millions. Ovako Steel's sales operations in the USA are not affected by this operation.

Göteborg, August 14, 2002

Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31337 1541, e-mail: Lars.G.Malmer@skf.com

Press release

SKF hub bearing units selected for all-new 2004 Chrysler Pacifica

Chrysler's all-new 2004 Pacifica, positioned as a sports tourer, will be fitted with SKF hub bearing units on both axles. Chrysler Pacifica will be launched in 2003, as a 2004 model, and will have all-wheel drive capabilities featuring the latest design of SKF's third generation hub bearing units. The hub units carry integrated ABS sensors and feature the latest self-retaining orbital-formed closure technique. A proprietary SKF machining technique ensures ultra low flange run-out, a major advantage in minimizing the NVH (noise, vibration and harshness) characteristics of the brakes.

The new hub bearing units are engineered and tested at the SKF North American Technical Center in Plymouth, Michigan, located close to the Chrysler Group's headquarters in Auburn Hills. The units will be manufactured at SKF's plant in Aiken, South Carolina.

The SKF Group is the automotive industry's leading bearing supplier and holds a strong position in sealing systems for engines, transmissions and other mechanical assemblies. Recognized as the technology leader in hub bearing units, SKF has driven the developments since the 1960s. Designs for direct disc rotor mounting, internal pneumatic sealing for active tire pressure systems, and wheel bearing units for light-alloy knuckle assemblies have been announced in the last 12 months.

Göteborg, July 1, 2002
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31 3371541, e-mail: Lars.G.Malmer@skf.com
Marita Bjork, Investor Relations, tel. +46 31 337 1994, e-mail: Marita.Bjork@skf.com